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19008069

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48382

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenberg Financial Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4511 N Campbell Ave #255
(No. and Street)

Tucson (City) Arizona (State) 85718 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Maxwell 520-544-4909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R & A CPAs
(Name – *if individual, state last, first, middle name*)

4542 East Camp Lowell Dr., Ste 100 (Address) Tucson (City) Arizona (State) 85712 (Zip Code)

Securities and Exchange Commission
Trading and Markets
MAR 01 2019
RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Dean Greenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenberg Financial Group, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SUSAN J MAXWELL
Notary Public - Arizona
Pima County
My Comm. Expires Aug 8, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

R&A CPAs
A PROFESSIONAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Greenberg Financial Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Greenberg Financial Group, Inc. (the "Company") as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RandAcpas.com | P: (520) 881-4900 | F: (520) 881-1475 | 4542 E. Camp Lowell Dr., Ste. 100 Tucson, AZ 85712

Auditors' Report on Supplemental Information

The supplemental schedules of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, reconciliation of net capital under Rule 17a-5(d)(4) of the Securities and Exchange Commission, and statement pertaining to exemptive provisions under 15c3-3(k) have been subjected to audit procedures performed in conjunction with the audit of Greenberg Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedules of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, reconciliation of net capital under Rule 17a-5(d)(4) of the Securities and Exchange Commission, and statement pertaining to exemptive provisions under 15c3-3(k) are fairly stated, in all material respects, in relation to the financial statements as a whole.

R&A CPAs

A Professional Corporation

We have served as the Company's auditor since 2015.

Tucson, Arizona
February 28, 2019

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	1,819
Receivable from broker-dealer		28,226
Employee advances		4,169
Prepaid expenses		7,532
Total current assets		41,746
LONG-TERM ASSETS		
Property and equipment, net		12,317
Cash surrender value of life insurance, net		239,707
RBC correspondence deposit		35,000
Total long-term assets		287,024
TOTAL ASSETS	$	328,770

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	32,635
Accrued payroll and related taxes		56,334
Accured interest		2,098
Retirement plan payable		38,612
Note payable		8,165
Line of credit		102,000
Total current liabilities		239,844
STOCKHOLDER'S EQUITY		
Common stock, no par value; 1,000,000 shares authorized, 8,667 shares issued and outstanding		549,319
Treasury stock (667 shares)		(58,000)
Accumulated deficit		(402,393)
Total stockholder's equity		88,926
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	328,770

The accompanying notes are an integral part of the financial statements.

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
STATEMENT OF OPERATIONS
Year Ended December 31, 2018

REVENUES	
Revenues from contracts with customers:	
Management and investment advisory fees	$ 1,968,547
Commission income	332,014
Broker-dealer fees	211,373
Total revenues from contracts with customers	2,511,934
Other income	26,500
Total revenues	2,538,434
EXPENSES	
Employee compensation and benefits	1,881,501
Advertising, promoting and seminars	240,422
Occupancy costs	179,193
Office expenses	87,517
Professional and consulting fees	61,147
Floor brokerage, exchange and clearance fees	44,969
Quotation services and communications	30,830
Interest expense	5,463
Total expenses	2,531,042
NET INCOME	$ 7,392

The accompanying notes are an integral part of the financial statements.

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2018

	Common Stock			Treasury Stock						
	Shares		Amount	Shares		Amount		Accumulated Deficit		Total
BALANCE, DECEMBER 31, 2017	8,667	$	477,319	667	$	(58,000)	$	(386,640)	$	32,679
Contributions	-		72,000	-		-		-		72,000
Distributions	-		-	-		-		(23,145)		(23,145)
Net income	-		-	-		-		7,392		7,392
BALANCE, DECEMBER 31, 2018	8,667	$	549,319	667	$	(58,000)	$	(402,393)	$	88,926

The accompanying notes are an integral part of the financial statements.

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
STATEMENT OF CASH FLOWS
Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 7,392
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	1,929
Increase in cash surrender value of life insurance	(35,292)
Effects of changes in operating assets and liabilities:	
Receivable from broker-dealer	3,612
Employee advances	(4,169)
Prepaid expenses	(6,640)
Accounts payable	(1,164)
Accrued payroll and related taxes	4,609
Accrued interest	2,098
Retirement plan payable	993
Net cash used in operating activities	(26,632)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(14,107)
Payments on life insurance policies	(20,470)
Repayment of withdrawls from life insurance policies	(19,894)
Net cash used in investing activities	(54,471)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from draws on line of credit	825,000
Payments on line of credit	(800,000)
Proceeds from note payable	12,081
Payments on note payable	(3,916)
Stockholder distributions	(23,145)
Stockholder contributions	72,000
Net cash provided by financing activities	82,020
NET INCREASE IN CASH AND CASH EQUIVALENTS	917
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	902
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 1,819
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid for:	
Interest	$ 5,463

The accompanying notes are an integral part of the financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Greenberg Financial Group, Inc. (the "Company") was incorporated under the laws of the State of Arizona in 1998. The Company is a limited liability company and has been a registered investment advisory firm since its inception in 1995. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA").

The Company executes all of its brokerage transactions through a third-party clearinghouse and does not take possession of any of its clients' investment instruments.

Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all investments with original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment in excess of $3,000 are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred. When items of property or equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts, and any gain or loss is included in current income.

Depreciation has been computed over the following estimated useful lives:

Office equipment	5 – 7 years
Office furniture	7 – 10 years
Leasehold improvements	7 – 10 years

Cash Surrender Value of Life Insurance
The cash surrender value of life insurance relates to policies covering the Company's Stockholder. The ultimate performance of the life insurance policies is dependent upon the insurance company's ability to honor the policies. The Company is the owner and beneficiary on the policies.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Correspondence Deposit
The Company has an interest-bearing deposit held by the clearing firm of $35,000 at December 31, 2018.

Receivables
The Company uses the allowance method for recording bad debt. Management considers all receivables to be fully collectible. Therefore, no allowance for doubtful accounts is considered necessary.

Revenue from Contracts with Customers
As a registered investment advisor and broker-dealer, the Company receives revenue from multiple sources. The recognition and measurement of revenue is based on the assessment of individual contract terms and significant judgment is required to determine whether performance obligations are satisfied over time or at a particular point in time.

Investment Advisor Revenue

Revenue from portfolio management services is based on a contracted percentage of the customer's assets under management. The fee is negotiated with each client based on a number of circumstances, such as account size, investment objectives and portfolio composition. The fee charged for portfolio services will be either directly debited from the clients account or billed at the client's request on the first day of each quarter, in advance based on the value of the portfolio at the end of the previous quarter. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The Company recognizes the quarterly income in monthly intervals by deferring 2/3rds of the fee the first month, and 1/3rd the 2nd month, because the fees relate specifically to the services provided in that period, which are distinct from the services provided in other periods. Accounts opened during a quarter are charged on a prorated basis for the partial quarter in which they are opened and will be assessed fees for the entire quarter in which they are closed. An account can be terminated by either party upon written notice to the other party.

Commissions and Broker-Dealer Revenue

Revenues from commissions are based on a commission fee schedule, based on factors including cost of equity and number of shares. When a customer opens a brokerage account, they are given the commission fee schedule. Each time a customer enters into a buy or sell transaction, the company charges a commission. If a client has an advisory account, all the commissions on the brokerage side are a flat $30.00. The Company also receives revenues from the clearing firm in the form of concessions for money fund balances, postage rebates, mutual fund trails, and a percentage of margin interest. The company may also receive trails from variable annuities, or insurance products. Commissions, trails and related clearing expenses are recorded on the trade date as the Company believes that the performance obligation is satisfied when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising

The cost of advertising is expensed as incurred. Advertising expenses were $124,635 for the year ended December 31, 2018 and are included in advertising, promoting and seminars in the accompanying statement of operations.

Income Taxes

The Company, with the consent of its Stockholder, has elected to be taxed under sections of federal and state income tax law as an S corporation. As a result of this election, no income taxes are paid by the Company. Instead, the Stockholder separately pays tax on their pro rata shares of the Company's income, deductions, losses and credits.

Impairment of Long-Lived Assets

The Company reviews long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

Subsequent Events

Management evaluated subsequent events through February 28, 2019, the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2018, but prior to February 28, 2019 that provided additional evidence about conditions that existed at December 31, 2018, have been recognized in the financial statements for the year ended December 31, 2018.

NOTE 2 – PROPERTY AND EQUIPMENT

A summary of property and equipment follows:

Office equipment	$ 70,834
Office furniture	21,724
Leasehold improvements	96,442
	189,000
Less accumulated depreciation and amortization	(176,683)
Total	$ 12,317

Depreciation expense was $1,929 for the year ended December 31, 2018.

NOTE 3 – LINE OF CREDIT

The Company has a $200,000 line of credit with a bank which matures in May 2019. Amounts drawn against the line of credit are payable on demand and bear interest at the bank's prime rate plus 1.75%, with a minimum rate of 5.00% (prime rate was 5.50% at December 31, 2018). The minimum rate was increased to 7.25% during December 2018. The Stockholder of the Company guarantees the line of credit. At December 31, 2018, the Company had an outstanding balance of $102,000.

NOTE 4 – LEASE COMMITMENTS

The Company leases office space under a non-cancelable operating lease through October 2021. The lease agreement provides for a renewal option and requires payment of maintenance and insurance. Rent expense on this operating lease was $126,334 for the year ended December 31, 2018.

The Company is subject to a master lease with an LLC owned, in part, by the Stockholder. The master lease provides for rental of 33% of the building occupied by the Company through 2021. In connection with that lease, the Company entered into a sub-lease with an unrelated party. The sub-lease provides for a lease of approximately 9% of the building. Both the lease and sub-lease provide for operating cost reimbursements in excess of base year expenses. The Company received $26,400 under this sub-lease during the year ended December 31, 2018. These payments are included in other income. The sublease expired in September 2011 and is continued as a month-to-month lease.

Future minimum rental payments (excluding sublease payments and including estimated maintenance and rental taxes) due under the master lease at December 31, 2018 are:

Years Ending December 31,	Master Lease
2019	$100,779
2020	100,779
2021	83,983
Total future	$285,541

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company purchases its advertising media services from an agency owned by the Stockholder's spouse. The amount paid to this agency was $67,900 for the year ended December 31, 2018.

The Company leases its office space from a related party as described in Note 4.

NOTE 6 – RETIREMENT PLAN

The Company has a 401(k) Profit Sharing Plan covering substantially all employees. Participants may voluntarily contribute a percentage of their compensation, subject to annual statutory limitations. The Company matches voluntary employee contributions to the Plan based on a percentage of salary contributed by the participants. The Company accrued a matching contribution of $38,612 for the year ended December 31, 2018. The Company did not pay a discretionary profit sharing contribution for the year ended December 31, 2018.

NOTE 7 – CONCENTRATIONS

The Company conducts most of its business with residents of Southern Arizona and could be materially affected by economic fluctuations in that geographic area, as well as changes in the stock market.

The Company maintains its cash balances in financial institutions in Tucson, Arizona. The Company continually monitors its positions with, and the credit quality of, the financial institutions holding Company deposits. From time to time, the Company maintains balances in various operating accounts in excess of Federal Deposit Insurance Corporation insured limits. Management does not believe it is exposed to any significant credit risk on cash and cash equivalents.

NOTE 8 – STOCKHOLDERS' AGREEMENT

The Company has a stockholders' agreement of which key provisions include:

- The Company must make advance disclosure to its Stockholder of any proposed employment or independent contractor relationships with the Company by persons or companies related to any stockholder. If the required disclosures are not made, the Company may demand a refund of all monies paid to such related party.

- If the Stockholder desires to sell his shares of stock in the Company, the Company has the first option to purchase the shares.

- The Company shall pay for $1 million of insurance on the life of the Stockholder. Upon the death of the Stockholder, his spouse must relinquish 30% of the stock owned to the Company. The Company must also pay the spouse any differential arising from value of the surrendered stock in excess of the life insurance proceeds. A current employee, if full-time at the time of the Stockholder's death, shall have the first option to purchase this 30% interest at the amount paid to the spouse, with terms to be not less than five years with interest of not less than prime plus 1%.

- In the event of the death of the Stockholder, the Company shall be obligated to continue paying 50% of his compensation at that time to the spouse until she reaches age 65. The Company will also be obligated to pay for all expenses associated with providing a college education to the Stockholder's children through doctorate degrees. No accruals are reflected in these financial statements for these contingent liabilities.

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

NOTE 9 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchanges Act of 1934. Broker-dealers must maintain minimum net capital requirements. The Company typically computes its net capital using the aggregate indebtedness standard method with the minimum requirement provided for broker-dealers that conduct all customer transactions through another broker-dealer on a fully disclosed basis. Required minimum net capital is the greater of $5,000 or 1/15th of the aggregate indebtedness. At December 31, 2018, the Company had net capital of $64,908 which was $48,918 in excess of its required net capital of $15,990. The Company's aggregate indebtedness to net capital ratio was 3.70 to 1.00.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company introduces all customer transactions in securities traded on U.S. securities markets to another New York Stock Exchange member firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customers or counter parties' ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

NOTE 11 – NOTE PAYABLE

The Company entered into a financing agreement with First Insurance Funding to finance the Company's errors and omissions insurance policy. The financed amount was $12,081. The agreement calls for an annual interest rate of 11.149%. This amount is payable in 9 monthly payments of $1,405.46, starting in October 2018 and maturing in June 2019. The outstanding balance as of December 31, 2018 was $8,165.

NOTE 12 – INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction and one state. The Company is a pass-through entity for income tax purposes whereby any income tax liabilities or benefits are attributable to the Company's owner. Any amounts paid by the Company for income taxes are accounted for as transactions with the Company's owner.

The Company follows the Financial Accounting Standards Board's (the "FASB") requirements for accounting for uncertain tax positions. The Company has determined that it is not required to record a liability related to uncertain tax positions as a result of these requirements.

The federal and state income tax returns of the Company for 2015, 2016, and 2017 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

NOTE 13 – LEASES

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update ("ASU") No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. The new standard, as amended, establishes a right-of-use ("ROU") model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. We expect to adopt the new standard on January 1, 2019, it's effective date, and use the effective date as our date of initial application. Consequently, financial information and disclosures required under the new standard will not be updated or provided for dates and periods before January 1, 2019. The Company is in the early stages of implementation and has not yet determined the effect adoption will have on the financial statements.

NOTE 14 – LEGAL CONTINGENCIES

The Company is periodically a party to various legal actions which arise in the normal course of business, the aggregate effect of which, in management's opinion, would not be material to the Company's financial condition.

SUPPLEMENTARY INFORMATION

Schedule I

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2018

NET CAPITAL		
Stockholder's equity, total capital		$ 88,926
Deduct non-allowable assets:		
Prepaid expenses	$ 7,532	
Employee advances	$ 4,169	
Non-indebted property and equipment, net	12,317	
		24,018
Net capital before haircuts on investment securities		64,908
Deduct haircuts on investment securities:		
None	-	
		-
NET CAPITAL		$ 64,908
Computation of net capital requirements:		
Total liabilities (aggregate indebtedness)		$ 239,844
Required amount		6-2/3%
Computed net capital requirement		$ 15,990
EXCESS NET CAPITAL		$ 48,918
Net capital less 10% of aggregate indebtedness		$ 40,924
Ratio of aggregate indebtedness to net capital		3.70

Schedule II

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
RECONCILIATION OF NET CAPITAL UNDER RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2018

The differences that exist between the net capital computation in the accompanying financial statements and the corresponding calculations included in the Company's amended Form X-17A-5 Part IIA filing are immaterial.

Schedule III

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
STATEMENT PERTAINING TO EXEMPTIVE PROVISIONS UNDER 15c3-3(k)
December 31, 2018

Computation for Determination of Reserve Requirement Under Exhibit A of Rule 15c3-3

Member exempt under 15c3-3(k)(2)(ii)

Information Relating to Possession and Control Requirements Under Rule 15c3-3

Member exempt under 15c3-3(k)(2)(ii)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND EXEMPTION REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder of
Greenberg Financial Group, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Greenberg Financial Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

R&A CPAs

A Professional Corporation

Tucson, Arizona
February 28, 2019

GREENBERG

FINANCIAL GROUP

Exemption Report
Greenberg Financial Group
12/31/2018

Under provision 240.15c3-3 (k) of the Securities and Exchange Act, Greenberg Financial Group qualifies for the exemption from section 240.15c3-3(k) (2) (ii).

Greenberg Financial Group as an introducing broker/dealer did not accept any customer checks written to the firm, nor did the firm receive any customer securities. The firm's minimum net capital requirement for 2018 was $5,000.00.

To the best of my knowledge Greenberg Financial Group has met all the requirements to claim the exemption, and has not had any exceptions to the exemption provision, for the year ended December 2018.

Dean Greenberg
President
Greenberg Financial Group

4511 N. CAMPBELL AVE. #255, TUCSON

(520)544-4909 ■ (800)525-5263 ■ FAX(520)544-0640 ■ WWW.GREENBERGFINANCIAL.COM

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS AND FORM SIPC-7

R&A CPAs
A PROFESSIONAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholder of
Greenberg Financial Group, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Greenberg Financial Group, Inc. (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of General Assessment Reconciliation ("Form SPIC-7") for the year ended December 31, 2018. The Company's management is responsible for the its Form SPIC-7 and its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in the Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in the Form SIPC-7 for the year ended December 31, 2018, noting no differences.

3) Compared any adjustments reported in the Form SIPC-7 with supporting schedules and working papers, noting no differences.

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5) There were no overpayments applied to the current assessment with the Form SIPC-7. Accordingly, no procedures were performed relative to this requirement.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

RandAcpas.com | P: (520) 881-4900 | F: (520) 881-1475 | 4542 E. Camp Lowell Dr., Ste. 100 Tucson, AZ 85712

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

R&A CPAs

A Professional Corporation

Tucson, Arizona
February 28, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******2588*********************MIXED AADC 220
48382 FINRA DEC
GREENBERG FINANCIAL GROUP
ATTN: SUE MAXWELL
4511 N CAMPBELL AVE # 255
TUCSON, AZ 85718-6423

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,813

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,346)
7-25-18
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1,467

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1467

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 1467

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Greenberg Financial Group
(Name of Corporation, Partnership or other organization)

Susan J. Maxwell
(Authorized Signature)

Dated the 15 day of February, 20 19.

FIN-OP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,538,433
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	287,451
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	131,991
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rent Income, Postage Rebates, Broker Rebates (Deductions in excess of $100,000 require documentation)	237,871
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 5462	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	5,462
Total deductions	662,775
2d. SIPC Net Operating Revenues	$ 1,875,658
2e. General Assessment @ .0015	$ 2813 (to page 1, line 2.A.)